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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.7)*

(Previously filed Schedule 13D)

Ameritrans Capital Corp (AMTC)

(Name of Issuer)

Common Stock (Par value $.0001 per share) and Preferred Stock (9 3/8 cumulative participating redeemable)

(Title of Class of Securities)

03073H108

(CUSIP Number)

May 10, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 03073H108	Page 2 of 6 Pages

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Mitchell Partners, L.P., a California limited partnership; J.E. Mitchell & Co., L.P. (General Partner); and James E. Mitchell (General Partner of J.E. Mitchell & Co., L.P.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 345,410 shares of common stock and 29,942 shares of preferred stock
	6.	Shared Voting Power Not applicable
	7.	Sole Dispositive Power 345,410 shares of common stock and 29,942 shares of preferred stock
	8.	Shared Dispositive Power Not applicable
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 345,410 shares of common stock and 29,942 shares of preferred stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable
11.

Percent of Class Represented by Amount in Row (9)

10.18% of outstanding shares of common stock (345,410 shares of 3,395,583 shares outstanding at 9/30/11); and 9.98% of outstanding shares of preferred stock (29,942 shares of 300,000 preferred stock outstanding at 9/30/11)

12.

Type of Reporting Person (See Instructions)

Mitchell Partners, L.P. - California limited partnership (PN)

J.E. Mitchell & Co., L.P. - California limited partnership (PN)

James E. Mitchell - Individual (IN)

Ameritrans Capital Corp (AMTC) CUSIP Number: 03073H108 (Form: SC 13G)	Page 3 of 4

Item 1.

(a)	Name of Issuer: Ameritrans Capital Corp. (AMTC)

(b)	Address of Issuer’s Principal Executive Offices:	50 Jericho Quadrangle, Suite 109
Jericho, New York 11753-2726

Item 2.

(a)	Name of Person Filing: Mitchell Partners, L.P., a California limited partnership; J.E. Mitchell & Co., L.P., a California limited partnership; and James E. Mitchell, a California resident

(b)	Address of Principal Business Office or, if none, Residence:

James E. Mitchell, General Partner
J.E. Mitchell & Co., L.P., General Partner
Mitchell Partners, L.P.
3187-D Airway Avenue
Costa Mesa, California 92626

(c)	Citizenship: California limited partnership; California limited partnership; and California resident, respectively

(d)	Title of Class of Securities: Common Stock, $0.0001 per share par value and Preferred Stock

(e)	CUSIP Number: 03073H108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 345,410 shares of common stock and 29,942 shares of Preferred Stock

(b)	Percent of class: 10.18%% of outstanding shares of common stock (345,410 shares of 3,395,583 shares outstanding (according to information from AmeriTrans Capital Corp as of 9/30/11)) and 9.98% of outstanding shares of preferred stock (29,942 shares of 300,000 shares of preferred stock outstanding (according to information from AmeriTrans Capital Corp as of 9/30/11)

(c)	Number of shares as to which the person has:

Ameritrans Capital Corp (AMTC) CUSIP Number: 03073H108 (Form: SC 13G)	Page 4 of 4

(i)	Sole power to vote or to direct the vote: 345,410 shares of common stock and 29,942 shares of Preferred Stock

(ii)	Shared power to vote or to direct the vote: Not applicable

(iii)	Sole power to dispose or to direct the disposition of: 345,410 shares of common stock and 29,942 shares of Preferred Stock

(iv)	Shared power to dispose or to direct the disposition of: Not applicable

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable

Item 8. Identification and Classification of Members of the Group. Not applicable

Item 9. Notice of Dissolution of Group. Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

Mitchell Partners, L.P.		J.E. Mitchell & Co., L.P.		James E. Mitchell

By:	/s/ James E. Mitchell	By:	/s/ James E. Mitchell	By:	/s/ James E. Mitchell
	James E. Mitchell, General Partner of J.E. Mitchell & Co., L.P., General Partner of Mitchell Partners, L.P.		James E. Mitchell, General Partner of J.E. Mitchell & Co., L.P.		James E. Mitchell Individually